SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On January 30, 2012, a consortium consisting of Korea Electric Power Corporation (“KEPCO”), Mitsubishi Corporation, and Wartsila Development & Financial Services (“WDFS”) won the bid from National Electric Power Corporation (“NEPCO”) of Jordan to build, own and operate a diesel engine power project in Almanakher, Jordan with total generation capacity of 600 megawatts. The anticipated construction period is two years starting from March 2012, and the anticipated operation period is 25 years thereafter ending in June 2038.

The total project costs are expected to be approximately US$800 million, of which 25% will be funded through equity contribution from the consortium and the remainder through debt financing. KEPCO will hold 60% equity interest in the consortium, representing approximately US$120 million of investment from KEPCO.

KEPCO plans to establish a subsidiary for the purpose of participating in this project. Further details regarding the contract will be provided in future filings on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name: Shin, Chang-Keun
Title: Vice President

Date: February 2, 2012